Via Facsimile and U.S. Mail
Mail Stop 6010

September 25, 2008

China Titanium & Chemical Corporation
Attn: Richard Buckley, Principal Executive Officer
1530-9th Ave S.E.
Calgary, Alberta
Canada T2G027

Re: China Titanium & Chemical Corporation
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-18272

Dear Mr. Buckley:

        We have completed our review of your Form 10-KSB and have no further
comments at this time.

Sincerely,

Carlton Tartar
Branch Chief